                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

                  For the fiscal year ended December 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

For the transition period from _____________ to _____________.

                         Commission file number 0-20828.

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Danka Office Imaging Company 401(k) Profit Sharing Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716.

                              REQUIRED INFORMATION

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998


                   (With Independent Auditors' Report Thereon)

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN


                                Table of Contents


                                                                            PAGE

Independent Auditors' Report                                                 1

    Statements of Net Assets Available for Plan Benefits                     2

    Statements of Changes in Net Assets Available for Plan Benefits          3

    Notes to Financial Statements                                           4-8


SCHEDULES

1   Schedule of Assets Held for Investment Purposes at End of Year           9

2   Schedule of Reportable Transactions                                     10

[KPMG LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


The Plan Trustees
Danka Office Imaging Company
    401(k) Profit Sharing Plan:


We have audited the accompanying statement of net assets available for benefits of Danka Office Imaging Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed with the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ KPMG LLP
                                             --------------------


June 23, 2000

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998


                        ASSETS                                     1999              1998
                                                               ------------      -----------
Investments at fair value (notes 3 and 4)                      $277,913,655      235,762,647
Accrued income                                                       77,425           94,786
Cash                                                              1,128,725          151,455

Receivables:
    Participant contributions                                     1,516,667        1,994,389
    Employer contributions                                          669,274          903,133
                                                               ------------      -----------
                   Total contributions receivable                 2,185,941        2,897,522
                                                               ------------      -----------
                   Total assets                                 281,305,746      238,906,410
                                                               ------------      -----------

                    LIABILITIES
Refunds payable                                                     279,350               --
                                                               ------------      -----------
                   Total liabilities                                279,350               --
                                                               ------------      -----------

                   Net assets available for plan benefits      $281,026,396      238,906,410
                                                               ============      ===========

See accompanying notes to financial statements

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN
        Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1999



Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments                $ 58,257,974
       Interest                                                        1,078,665
       Dividends                                                       9,971,443
                                                                    ------------
               Total investment income                                69,308,082

    Contributions:
       Participants                                                   21,613,497
       Employer                                                       10,948,032
                                                                    ------------
               Total contributions                                    32,561,529
                                                                    ------------
               Total additions                                       101,869,611
                                                                    ------------
Deductions from net assets attributed to:
    Participant distributions                                         59,552,484
    Administrative expenses                                              197,141
                                                                    ------------
               Total deductions                                       59,749,625
                                                                    ------------
               Net increase                                           42,119,986

Net assets at beginning of year                                      238,906,410
                                                                    ------------

Net assets at end of year                                           $281,026,396
                                                                    ============

See accompanying notes to financial statements.

                          DANKA OFFICE IMAGING COMPANY
                           401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998



(1)      DESCRIPTION OF THE PLAN

         Danka Office Imaging Company 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Corporation (the Sponsor or Employer) on August 8, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Any employee who has completed three months of service is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      AMENDMENTS

                  The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. On January 1, 1997, the plan was amended and restated affecting employee contributions, vesting percentages and participant loans. In addition, former Kodak employees were eligible to participate in the plan, which effectively doubled the number of plan participants. During 1998, the Danka Corporation 401(k) Plan changed its name from Profit Sharing Plan to Danka Office Imaging Company 401(k).

                  In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock. The change was effective as of February 1, 1999. All employer contributions since February have been in Danka Business Systems common stock.

         (c)      CONTRIBUTIONS

                  The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer (which may range from 2 percent to 15 percent of the participant's gross compensation) and (b) an employer matching contribution. The employer matching contribution is equal to 100 percent on the first 3 percent of the voluntary employee contributions and 50 percent on the next 3 percent contribution. Total elective deferrals for any individual participant cannot exceed $10,000 for 1999 and 1998, respectively. In the case of certain highly compensated individuals, additional restrictions may be applicable.

                  In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock. The change was effective as of February 1, 1999. All employer contributions since February have been in Danka Business Systems common stock.

                  Contributions are credited to the individual accounts of each participant. The Plan allows participants to direct the investment of their contributions into 28 different investment options including participant loans and Danka Business Systems PLC common stock. Unvested Sponsor matching contributions made in the form of Danka Business Systems PLC common stock must remain in the Plan until vested, at which point the participant my direct the value of the investment.

         (d)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution, the Sponsor's matching contribution and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations of earnings and investment gains or losses are based on the participant's account balance valued on a daily basis.

         (e)      FORFEITURES

                  At December 31, 1999, forfeited nonvested accounts totaled $249,230. These accounts will be used to pay future expenses of the Plan.

         (f)      VESTING

                  Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant's years of service. The following schedules indicate the vesting percentages for 1999 and 1998 plan years:

                   YEARS OF SERVICE                      VESTED PERCENTAGE
                  ------------------                    -------------------

                   Less than 1 year                              --
                          1                                      25%
                          2                                      50%
                          3                                      75%
                          4                                     100%

                  In the event of death or total and permanent disability all amounts credited to such participant's account shall become fully vested.

         (g)      PARTICIPANT LOANS

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund (from) to the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant's account and bear interest at prime interest rate of the previous quarter before the loan was made, plus one percent.

         (h)      PAYMENT OF BENEFITS

                  Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, annual installments over a ten-year period, or annuity payments for the life of the participant.

         (i)      PLAN TERMINATION

                  Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to discontinue the Plan. In the event of plan termination, each participant shall receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared under the accrual method of accounting.

         (b)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's investments are stated at fair market value. Valuation of market is determined as of the close of business on the last day of the plan year. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

         (c)      USE OF ESTIMATES

                  Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions to and deletions from net assets to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         (d)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.


(3)      INVESTMENTS

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting and Reporting Certain Defined Contribution Plan Investments and Other Disclosure Matters". SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plans 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform to the current year's presentation.

         The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits at December 31, 1999 and 1998:

                                                    1999               1998
                                               -------------       -----------

          ML Retirement Preservation Trust     $  48,357,714        55,447,816
          ML Equity Index Trust                   37,454,672        33,995,355
          Davis New York Venture Fund             35,819,654        33,900,187
          AIM Equity Constellation Fund           27,842,080        20,387,852
          Danka Business Systems PLC Fund         50,754,889        11,843,514
          Alliance Quasar Fund Class A            15,530,631        23,161,679
                                               -------------       -----------

                               Total           $ 215,759,640       178,736,403
                                               =============       ===========

         During 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $58,257,974 a follows:

                                                            YEAR ENDED DECEMBER
                                                                  31, 1999
                                                            -------------------

         Investments at fair value as determined by
           quoted market price:
                  Common stocks                                $ 32,912,351
                  Common/collective trusts                        6,859,931
                  Mutual Funds                                   18,485,692
                                                               ------------
         Net change in fair value                              $ 58,257,974
                                                               ============


(4)      NON-PARTICIPANT DIRECTED INVESTMENTS

         As noted in 1(b), effective February 1, 1999, employer contributions were made in Danka Business Systems PLC common stock. As a result, this fund contains participant directed and non-participant directed amounts. As of December 31, 1999 the fair value of this fund, which was non-participant directed, totaled $966,508.


(5)      TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan held investments in trust funds invested by the Trustee with a current value of $113,525,398 in 1999 and $116,117,722 in 1998.

         The Plan held investments in the common stock of the Sponsor with a current value of $50,754,889 in 1999 and $11,843,514 in 1998.


(6)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                     Schedule 1

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                IDENTITY                                                                                               FAIR
           of Party Involved                         DESCRIPTION OF INVESTMENT                      COST              VALUE
--------------------------------      -----------------------------------------------------      -----------     --------------

Common Stocks:
    *Danka Business Systems PLC       76,181 shares of Danka Business Systems                    $ 520,390              966,508
                                                                                                 ==========
                                        PLC Common Stock (Restricted)
    *Danka Business Systems PLC       3,924,362 shares of Danka Business Systems                                     49,788,381
                                        PLC Common Stock
    Eastman Kodak                     90,609 shares of Eastman Kodak Common Stock                                     6,002,863
                                                                                                                 --------------
                                                Total Common Stocks                                                  56,757,752
                                                                                                                 --------------
Common/Collective Trusts:
    *Merrill Lynch Trust Company       48,357,714 units of Merrill Lynch Retirement                                  48,357,714
                                        Preservation Trust
    *Merrill Lynch Trust Company      370,106 units of Merrill Lynch Equity Index Trust                              37,454,672
                                                                                                                 --------------
                                                Total Common/Collective Trusts                                       85,812,386
                                                                                                                 --------------
Mutual Funds:
    Davis Venture Advisors            36,195 units of Davis Series Financial  Class A                                 1,052,184
    Davis Venture Advisors            4,253 units of Davis Series Inc Real Estate                                        77,705
    AIM Management                    3,735 units of AIM Global Resources Fund Class A                                   48,632
    *Merrill Lynch Trust Company      32,590 units of Merrill Lynch Dragon Fund Class A                                 424,976
    *Merrill Lynch Trust Company      980,799 units of Merrill Lynch Federal                                          9,141,045
                                        Securities Trust
    *Merrill Lynch Trust Company      8,297 units of Merrill Lynch Latin American Fund                                  138,188
    Pimco                             213,969 units of Pimco Total Return Fund Class A                                2,118,296
    *Merrill Lynch Trust Company      16,644 units of Merrill Lynch Small Cap Index                                     196,062
    *Merrill Lynch Trust Company      28,685 units of Merrill Lynch Aggregate                                           282,555
    *Merrill Lynch Trust Company      50,564 units of Merrill Lynch International Index                                 765,034
    Pimco                             42,272 units of Pimco Long Term US Government                                     395,667
    John Hancock                      7,372 units of John Hancock Sovereign                                             104,455
    Seligman                          165,090 units of Seligman Communications                                        7,800,509
    Alliance                          549,951 units of Alliance Quasar Fund  Class A                                 15,530,631
    Calvert                           4,576 units of Calvert Social Invest Fund                                         147,939
    *Merrill Lynch Trust Company      66,951 units of Merrill Lynch Eurofund  Class A                                 1,000,242
    *Merrill Lynch Trust Company      17,999 units of Merrill Lynch Growth Fund Class A                                 493,529
    *Merrill Lynch Trust Company      861,547 units of Merrill Lynch Global Allocation Fund                          12,078,888
    AIM Management                    687,289 units of AIM Equity Constellation Fund                                 27,842,080
    Templeton                         21,025 units of Templeton Developing Markets                                      328,193
    *Merrill Lynch Trust Company      83,683 units of Merrill Lynch Basic Value Fund                                  3,192,493
    Davis Venture Advisors            1,245,468 units of Davis New York Venture Fund                                 35,819,654
    Templeton                         792,019 units of Templeton Foreign Fund                                         8,101,054
                                                                                                                 --------------
                                                Total Mutual Funds                                                  127,080,011
                                                                                                                 --------------
Loans:
    Loan Fund                         Participant Loans                                                               8,250,203
Pending Settlement Fund:
    *Merrill Lynch Trust Company      13,304 units of CMA Money Fund                                                     13,303
                                                                                                                 --------------
                                                Total                                                            $  277,913,655
                                                                                                                 ==============

* Party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                     SCHEDULE 2

                          DANKA OFFICE IMAGING COMPANY
                           401(k) PROFIT SHARING PLAN

                      Schedule of Reportable Transactions

                               December 31, 1999

                                                                                       HISTORICAL               NET
                                               PURCHASE              SELLING             COST OF               GAIN/
      DESCRIPTION OF ASSET                      PRICE                 PRICE               ASSET                (LOSS)
---------------------------------             -----------          ----------           ---------            ---------

Investment transactions:
     Danka Business Systems PLC               $ 9,375,576          16,742,709           8,847,003            7,895,706

        Restricted Common Stock*


* Party-in-interest to the Plan.

                                   SIGNATURES



         The Danka Office Imaging Company 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Danka Office Imaging Company
                                               401(k) Profit Sharing Plan
                                                       (Name of Plan)

                                               /s/ Keith J. Nelsen
Date: June 28, 2000                            --------------------------------
                                                         (Signature)

                                               By:  Keith J. Nelsen
                                                  ------------------------------

                                               Its: SVP General Counsel and
                                                    Secretary
                                                   ----------------------------